Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES RESOLUTIONS ADOPTED

AT THE ANNUAL SHAREHOLDERS’ MEETING

Lima, Peru, March 29, 2022– Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) a leading cement company serving the growing Peruvian construction industry, announced today that in accordance with the Peruvian Security Market Law Resolution for Material Events and Reserved Information N° 005-014-SMV/01, the Annual Shareholders’ Meeting held on March 29, 2022 at 09:00 am (Peruvian time), approved the following:

1. Audited Individual and Consolidated Financial Statements and External Auditor’s Report for the fiscal year ended December 31, 2021, as well as the Annual Report, including the annual Corporate Governance Report and the Sustainability Report corresponding to the year 2021. The Shareholder’s approved by a majority of 95.08% the Social Management and Annual Report that includes the annual Corporate Governance report and the Sustainability Report for the 2021 financial year, and by a majority of 95.09% the Audited Financial Statements as of December 31, 2021 together with the report and opinion of the external auditors and the notes to the Financial Statements corresponding to the year 2021.

2. Ratification of the distribution of dividends made during fiscal year 2021 in the amount of S/ 366,676,400.97 (PEN) at a rate of S/0.79 per common and investment share charged to the accumulated results obtained by years 2014 to 2019, of which S/ 28,471,992.63 correspond to investment shares acquired by the Company (shares in treasury), therefore maintaining said amount in the Company’s equity. The amount of the dividend corresponding to third parties was S/ 338,204,408.34. Shareholder’s approved by a majority of 95.07% the ratification of the distribution of dividends made during the 2021 fiscal year.

3. The application of the profits of the 2021 fiscal year to the “Accumulated Results” account and the delegation to the Board of Directors of the powers to pay dividends charged to the “Accumulated Results” account and on account of fiscal year

3. Application of fiscal year 2020 profits to “Retained Earnings” and to delegate to the Board of Directors the authority to decide the distribution of dividends based on the “Retained Earnings” account and fiscal year 2020 operating results 2022. Shareholders’ approved by a majority of 95.00% the application of profits for fiscal year 2021 and the delegation to the Board of Directors of the powers for the payment of dividends charged to the “Retained Earnings” account and to the 2022 financial year account.

4. Report to the Annual Shareholders’ Meeting on environmental, social and Corporate Governance aspects and climate risks: net zero emissions, gender equity and diversity, TCFD (reporting against climate change) related to the Company: Shareholders’ were informed.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With more than 60 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.